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November 30, 2006

Via FACSIMILE and EDGAR

Celeste M. Murphy, Esq.

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Far East Energy Corporation
Definitive Additional Materials filed by Sofaer Capital Global Hedge Fund et al.
(the “filing parties”) on November 27, 2006 (the “November 27 Letter”)
File Number: 000-32455

Dear Ms. Murphy:

On behalf of the filing parties for the above-referenced filing, and further to my telephone conversation with you on November 28, 2006, we hereby submit this letter in response to comments from the Staff of the Securities and Exchange Commission (the “Staff”) received by letter dated November 28, 2006 relating to the November 27 Letter filed with respect to Far East Energy Corporation (“Far East” or the “Company”). The filing parties’ responses to the Staff’s comments are indicated below, directly following a restatement of each such comment. Please note that we have assumed that references to “you” and “your” in the Staff’s letter of the 28th are to the filing parties.

We note that in certain of its comments the Staff has requested that the filing parties amend the November 27 Letter. For the reasons set out in this letter, the filing parties respectfully submit that they do not believe such an amendment is appropriate.

However, the filing parties appreciate that the Staff has expressed concerns about some of the content of the November 27 Letter and share the Staff’s commitment to the integrity of the proxy solicitation process. The filing parties have carefully considered the concerns the Staff has expressed. With regard to the particular language used in some of the beliefs and opinions set out in the November 27 Letter, although the intent of the filing parties was to communicate succinctly the level of outrage that the filing parties feel regarding the Far East Board’s conduct, the filing parties will commit to maintaining an appropriate tone in future filings. Further, even if, in the view of the filing parties, support for a particular statement of belief or opinion has previously been provided to stockholders or provided elsewhere in a filing, the filing parties will work to reiterate such supporting information in conjunction with such particular statement.

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Schedule 14A

1. In your future filings, please be mindful of your obligations under Rule 14a-9. In this regard, support for each statement of belief or opinion must be self-evident, disclosed in your filings or provided to the staff on a supplemental basis. Some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of Rule 14a-9 may include material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations without factual foundation. See Note to Rule 14a-9 under Regulation 14A. Examples of some of the statements in your filing that either should not be made in future filings, or must be supported, include, but at not limited to the following:

•	The current board is dominated by Far East’s CEO, Michael McElwrath who is squandering the company’s greatest potential;
•	Mr. McElwrath’s lack of oversight has created a culture of poor management;
•	The same errors are happening time and time again and Mr. McElwrath and his cronies on the Board are doing nothing to correct them;
•	These errors have progressively destroyed value and the shareholders have suffered for it;
•	The dismal performance is there for all to see in the share price graph;
•	The McElwrath Board’s propaganda machine, funded by your money continues to churn out misinformation in order to flesh out the fantasy version of its conduct over the past three years. It thinks a few weeks of appearing to care for shareholders will make up for years of inaction;
•	We stockholders must not let the McElwrath Board get away with this cynical attempt to dupe us; and
•	We believe that the McElwrath Board has not disclosed these facts to you, the stockholders, in order to cover up its mistakes and keep itself in power.

Response:

The filing parties note the Staff’s comment and would like to reassure the Staff that they are mindful of their obligations under Rule 14a-9. The filing parties strongly believe that the beliefs and opinions set out in the November 27 Letter and in their previous filings comply with such obligations and are supported by the facts. In particular, the filing persons do not believe that the statements made are of a nature that “directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly [make] charges concerning improper, illegal or immoral conduct.” Rather, the expressions of belief and opinion in the filing parties’ submissions are directed at the professional competence of the current management and Board of Directors of Far East and their failure to meet the standards that the filing parties believe they could meet.

Further, the filing parties have the benefit of almost two years of participation by Mr. Tim Whyte in Board meetings and management communications to support their beliefs. The filing parties also believe that they have provided support for these beliefs to Far East’s stockholders in previous filings.

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We detail below the filing parties’ specific responses to each of the bulleted items in the Staff’s November 28, 2006 letter.

•	The current board is dominated by Far East’s CEO, Michael McElwrath who is squandering the company’s greatest potential

As an initial matter, we note that the relevant part of the statement in the November 27 Letter was different in crucial aspects from what is quoted in the Staff’s letter. The actual statement, “…we believe that the Board, which is dominated by Far East’s CEO, Michael McElwrath, is squandering Far East’s great potential”, refers to the Board, not Mr. McElwrath, as squandering such potential, and refers to the filing parties’ belief about the Board and its dominance by Mr. McElwrath.

The filing parties’ belief is directly supported by Mr. McElwrath’s course of conduct and the records of the Board, to which Mr. Whyte has been privy over the past few years.

Specifically:

o	Throughout Mr. Whyte’s tenure, nearly all agenda items for Board business have been produced and provided by Mr. McElwrath.

o	All letters and correspondence regarding Board business have come from Mr. McElwrath.

o	Board business has been conducted largely by discussions between Mr. McElwrath and John Mihm, the Chairman, then presented to other Board members as a fait accompli.

Additional evidence of the course of conduct is available in records of Board proceedings that Mr. Whyte has retained and can produce supplementally to the Staff upon request.

•	Mr. McElwrath’s lack of oversight has created a culture of poor management

The filing parties believe that the relevant content of the November 27 Letter is substantively different from what is quoted in the Staff’s letter. The statement referred to was “the McElwrath Board’s lack of oversight” rather than a lack of oversight by Mr. McElwrath personally. The filing parties believe this difference is very important, because the filing parties’ concerns about Far East are centered on their belief that the Board must improve its oversight of management. The filing parties believe that the responsibilities of the Board and management are distinct, with the Board providing oversight and management running the business.

It may be, however, that the filing parties’ use of the term “McElwrath Board” has created concern among the Staff regarding the filing parties’ communication of this distinction to Far East’s stockholders. Therefore, the filing parties will ensure that in all

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future filings any references to the Board will be to the “Current Board” or similar terminology.

In support of the filing parties’ statements about lack of Board oversight, the filing parties reiterate the points made with regard to the prior bulleted item, and further advise the Staff supplementally of the following additional examples:

o	Blockage problems at the Company’s first horizontal well were never questioned fully at the Board level, leading to the problem occurring four times before management decided to “case” the well wall to help prevent further problems, which the filing parties believe would have been proper industry practice. The filing parties believe that proper Board oversight would have stopped this after the first blockage.

o	There has been no budgetary process, or management accounts provided for Board inspection, since the end of H1 2005. The Board has never asked for such process or demanded such information from management.

o	The Board has not been provided with information sufficient to give a real-time understanding of the financial position of the Company, nor has it asked for such information, leading to spiraling cost inflation. For example, cost over-runs total approximately 30-40%, as detailed in the Company’s filings under the Securities Exchange Act of 1934, as amended.

•	The same errors are happening time and time again and Mr. McElwrath and his cronies on the Board are doing nothing to correct them.

The filing parties believe that the record of Far East’s press releases supports this statement. The filing parties previously cited examples of this in their letter to stockholders dated November 21, 2006 (the “November 21 Letter”). The November 21 Letter noted the following examples of continued failure to meet announced goals that had been set in prior statements, including:

o	Since the end of 2004, Far East has changed the expected time for completion of its first horizontal well 3 times.

o	Since the end of 2004, Far East has changed the expected time for obtaining confirmation of commercial gas from any well no less than 6 times.

o	On August 10, 2005, Mr. McElwrath was quoted in a Far East press release as saying, “In the next month or two, at most, we should begin to get a read on the commercial potential of these wells”. Far East is still waiting for verification of commercial potential.

o	Costs for wells have been approximately 33% higher than initially budgeted.

The filing parties also note that they have provided substantial amounts of supporting

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information relating to the Board’s financing errors in the section of the November 27 Letter entitled “How We Can Stop Financing Failure”, and previously provided support in the November 21 Letter in the section entitled “A Catalogue of Poor Performance” and their Definitive Proxy Statement in the section entitled “Background to the Solicitation.”

The filing parties believe that these examples and the other supporting information in the November 21 Letter, the November 27 Letter and their Definitive Proxy Statement show a pattern of similar errors and associated inaction.

•	These errors have progressively destroyed value and the shareholders have suffered for it.

The filing parties believe that support for this statement is evident in Far East’s own financial figures and market capitalization, which items of data are readily available to stockholders. In particular, as the filing parties state elsewhere in the November 27 Letter and also stated in the November 21 Letter:

o	Far East has raised over $60 million since the end of 2004, with little change in its market capitalization.

o	Far East has sold shares at the same price of 90 cents per share in financings that are over one year apart.

o	Far East sold over 18 million shares at 90 cents per share in a period of a few days before the Record Date for this years’ annual meeting. Although this price was similar to a reference price provided as of an earlier date, it was 10% or more below the market price of Far East’s shares on the date the sales took place. This share sale, on its face, created substantial ownership and economic dilution for Far East’s existing stockholders. Prior to this sale, Far East had approximately 100 million shares of stock outstanding. Therefore, this financing expanded the number of outstanding shares by almost 20% in a few days.

o	The stock price performance graph in Far East’s own definitive proxy statement filing shows a large decline in the value of a typical investment in Far East’s stock over the reference period, and significant underperformance of such an investment against similar investments in peer group shares.

The filing parties will ensure that such supporting data is repeated along with any statements made in future filings that refer to destruction of value.

•	The dismal performance is there for all to see in the share price graph.

As with certain other citations in the Staff’s letter, the filing parties believe that the citation is different in important respects from the actual statement. The complete statement referred to the share price graph “in the Company’s own proxy statement.” The filing parties strongly believe that the statement as written is true and that Far East’s own filings contain a factual admission of such statement in the form of the performance graph that the Commission requires issuers to provide in their proxy statements for

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annual meetings pursuant to Item 402(l) of Regulation S-K. Further, the filing parties have previously cited such factual data in their own filings, including within the following language of the filing parties’ November 21, 2006, letter to stockholders:

“It should be no surprise that the Company’s stock price has vastly underperformed in the past four years. According to the Company’s own filings, a $100 investment in the Company’s Common Stock on January 31, 2002 would have been worth only $54.40 as of December 31, 2005. By comparison, a similar investment over the same time period in the S&P 500 Index would have been worth $118.34, and a similar investment over the same time period in the Dow Jones U.S. Exploration & Production Index would have been worth $332.25, according to the Company. Far East’s stock price has dropped over 30% since then, based on the November 10, 2006 closing price.”

The filing parties will ensure that this factual information is repeated in future filings to support statements made about Far East’s share price performance.

•	The McElwrath Board’s propaganda machine, funded by your money continues to churn out misinformation in order to flesh out the fantasy version of its conduct over the past three years. It thinks a few weeks of appearing to care for shareholders will make up for years of inaction.

The filing parties intended this statement to convey their belief: (1) that the statements and data that the current board has put out since the proxy contest began are an attempt to create a picture of performance over the past three years that is contradicted by the facts, (2) that the level of investor relations efforts by Far East recently is inconsistent with previous conduct and (3) that some of the statements the current Board has made are potentially false and misleading. The filing parties believe that the following facts, among others, support their beliefs:

o	Since the filing parties proposed new nominees for the Board on September 15, 2006, Far East’s output of communications has increased substantially. The funds expended on such communications are derived from Far East’s sales of Common Stock.

o	Far East has never addressed inconsistent statements and failures to live up to past statements, including:

o	Since the end of 2004, Far East has changed the expected time for completion of its first horizontal well 3 times.
o	Since the end of 2004, Far East has changed the expected time for obtaining confirmation of commercial gas from any well no less than 6 times.
o	On August 10, 2005, Mr. McElwrath was quoted in a Far East press release as saying, “In the next month or two, at most, we should begin to get a read on the commercial potential of these wells”. Far East is still waiting for verification of commercial potential.

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o	Far East had no investor relations program prior to the start of the current proxy contest. In particular:

o	management made no attempt to engage stockholders based in Europe (who held, at least prior to the dilutive issuances referred to above, approximately 35% of Far East’s outstanding Common Stock) in 2006 except in the last month due to the proxy contest;

o	the Company’s investor relations consultant, David Nahmias, is not based with the Company and inaccessible to most stockholders, despite an undertaking at the March 15, 2005 Board meeting that he would spend the “bulk” of his time promoting Far East;

o	there has been no formal PR plan or conference attendance plan communicated to the Board; and

o	the Company has only attended one major conference this year, in Beijing, which occurred during the proxy contest period.

o	According to several stockholders with substantial ownership positions in the Company that are unrelated to the Sofaer group of stockholders, management’s visit to Europe in November to see Swiss and UK based investors was focused on obtaining votes and spreading unwritten and unsupportable allegations against the filing parties.

o	Far East has made a number of inflammatory and factually inaccurate statements about the filing parties, in particular Sofaer Capital, Inc. We refer the Staff to Far East’s press release of November 21, 2006, in which it made the following statements that the filing parties believe to be false and misleading, contradict previous statements made by the Far East Board and to which the filing parties have strongly objected in the November 27 Letter and previous filings:

o	Sofaer intends, and has always intended, to “seize control of the company”
o	Sofaer offered “death spiral financing” that was “not a backstop”
o	Sofaer’s actions “prevented your Company from using the opportunity to raise money at the height of the market for our stock last Spring”
o	Sofaer is a “self-interested hedge fund” (an epithet that Far East uses repeatedly)
o	“We welcome and encourage dialogue with our stockholders and have done so with the Sofaer Group.”
o	Sofaer “filed notice of a proxy contest with no prior discussion with members of the Board or management”
o	Sofaer and its nominees have no plan for Far East.

o

On page 9 of its Definitive Proxy Statement, Far East states “The Board of Directors unanimously recommends a vote FOR the nominees set forth above.” This statement is patently false and misleading. Mr. Whyte, a current Board member, did not vote in favor

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of such nominees. In fact, he was given just barely over the required 24 hours notice of the special Board meeting held on October 12, 2006, at which such vote occurred (by email sent after 11 p.m. UK time, for a meeting that took place at 1 a.m. UK time, i.e., approximately 25 hours later). As soon as he could, Mr. Whyte informed Mr. McElwrath, who had called the meeting, that he would be on an airplane in Europe at that time and so he would unable to attend. Mr. Whyte requested that the meeting be rescheduled but Mr. McElwrath rebuffed his request.

There is no doubt that Mr. Whyte would have voted against the nominees if he had been given a fair opportunity to attend the October 12 meeting. Further, the term “unanimous”, so far as the filing parties understand it, is not susceptible to exception, i.e., something is either unanimous or it is not. A vote of five out of six directors is not unanimous.

The filing parties have described in some detail what they believe to be the real versions of events and have provided documentary evidence for these. We refer the Staff to the section of the November 27 Letter entitled “How We Can Stop Financing Failure”, in particular the discussion of Sofaer’s April 2005 letter to management, which was attached to the November 27 Letter, and the citations of actual statements of members of the Board to Sofaer in respect of its financing proposals in 2005. We also refer the Staff to the first pair of bullet points on the first page of the November 21 Letter.

The filing parties have, further, urged Far East to publish the minutes of the Board meetings to which the filing parties referred. The filing parties have not done so themselves out of respect for the integrity of the overall Board process, and the consequent belief that it is up to the Board, as a whole, to choose to disclose such minutes.

•	We stockholders must not let the McElwrath Board get away with this cynical attempt to dupe us

For the reasons cited above with regard to the contrast between Far East’s prior statements and actions and what Far East has said to stockholders in its filings of the past few weeks, the filing parties believe that the best explanation for Far East’s actions is that it is attempting to recharacterize the facts of what happened in the past.

•	We believe that the McElwrath Board has not disclosed these facts to you, the stockholders, in order to cover up its mistakes and keep itself in power.

The filing parties refer the Staff to the discussion of the other bulleted points above, which cites numerous facts that Far East’s Board has not disclosed to stockholders. The filing parties strongly believe that the reason for this is as set out in the referenced statement.

2. We note your statement in your letter to shareholders that “Unless all of us ACT NOW to replace the McElwrath Board with directors committed to stockholder value, these problems will continue to fester. Far East cannot afford another year of incompetence.” Further, note your disclosure under the heading “Keep Strength ‘On the Ground’, Ditch Bad Leadership,” that your

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“proposed changes” to the Board will create a business environment within Far East that gives the operations team the support and guidance it needs to flourish.” Amend your filing to identify the plans of your nominees that would enable security holders to “act now” and clarify what actions they would be thereby taking with the election of your nominees.

Response:

The filing parties respectfully submit that they do not believe it is necessary to amend the November 27 Letter in order to identify such plans or clarify the actions that would be taken. The filing parties refer the Staff to the November 21 Letter, in particular the section entitled “Our Plan”, and to their Definitive Proxy Statement, in particular the paragraph on page 2, which begins “Sofaer expects that, if elected to the Company’s Board of Directors, the Sofaer Nominees will work to further enhance stockholder value by taking actions on a number of fronts….”

In the November 21 Letter, the filing parties outlined their plans to:

•	Form a two-year budget plan that will be used to monitor performance of the Company;
•	Develop partnerships in marketing, oil services, operations and infrastructure to enable risk sharing, access to resources and the ability to quickly scale the business strategy;
•	Make better use of the Company’s operational resources, including talented people on the ground in China, by refocusing them to improve efficiency and performance;
•	Amend charter and bylaw provisions to improve stockholder rights;
•	Adopt a staged approach to operations in order to focus the majority of corporate resources on achieving commercial operations in the most promising areas first before aggressive development expenditure elsewhere;
•	Link financing activities to the achievement of corporate milestones to avoid value dilution;
•	Increase the Company’s presence in Asia to improve execution by management as well as visibility with potential partners and investors;
•	Improve communication and information flow to existing and potential investors; and
•	Review all facets of SG&A costs and reduce legal and professional costs.

The filing parties also refer the Staff to their pledge to “empower an operational manager to report directly to the Board on all operations matters,” which was made in the November 27 Letter.

The filing parties will provide additional details of such plans in future filings. The filing parties concur that stockholders are entitled to such details, but also believe that the best way to communicate such details is through a separate filing that the filing parties intend to make well in advance of the Company’s December 15, 2006 Annual Meeting.

3. We note your statement that “[t]he best way to stop the McElwrath Board is for you to learn the TRUTH about what has happened to your Company in the past few years. That is why we intend to set the record straight in this letter, and give you the FACTS instead of the McElwrath

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Board’s misdirection.” Amend your filing to provide detailed objective support for your allegations of sham “independence,” scare tactics and ruinous financing. In that respect, tell us what standard of independence the board should be using to characterize itself and why.

Response:

The filing parties respectfully submit that the November 27 Letter, together with the filing parties’ previous filings, already provide the support requested by the Staff, and further refer the Staff to the discussions above. The filing parties also note the following:

Independence. With respect to independence, the filing parties refer the Staff to the statements above in relation to evidence of Mr. McElwrath’s domination of the Board and the Board’s lack of oversight. With respect to independence standards, the filing parties believe that because Far East is not a listed issuer, it is appropriate, as stated in Item 407(a)(1)(ii) of Regulation S-K, to cite the independence standards of a national securities exchange that requires that a majority of directors be independent. Although the filing parties do not take a position on the most appropriate exchange standards, the filing parties note that Far East has cited the standards of the American Stock Exchange. Section 121A of the Amex Company Guide states, among other things, that a director is not independent unless the Board of Directors “affirmatively determines that the director does not have a material relationship with the listed company that would interfere with the exercise of independent judgment.” For the reasons discussed above, the filing parties believe that although certain members of the current Far East Board may appear formally independent, the record of the Board’s conduct and Mr. McElwrath’s relations with the Board indicate that in substance such members are not exercising independent judgment. The filing parties believe that substantive independence is the criterion by which the Far East Board—or any board—should be judged.

Although the filing parties respectfully submit that such substantive independence is the key criterion against which directors should be judged, and that, therefore, “independence” is an appropriate term to use for such criterion, in order to clarify what the filing parties refer to by “independence” and avoid confusion with the usage of the term with respect to formal written tests, in future filings the filing parties will refrain from addressing the term “independence” and instead cite instances that, in the filing parties’ view, demonstrate the Board’s tendency to acquiesce to management.

Scare Tactics. The filing parties respectfully submit that they have provided substantial support for the statement that Far East’s current Board is using scare tactics with stockholders. The filing parties refer the Staff to the discussion under the section of the November 27 Letter entitled “Keep Strength ‘On the Ground’, Ditch Bad Leadership.”

The filing parties also refer the Staff to Far East’s filings of November 9, 2006 and November 21, 2006, in particular the section of the November 9, 2006 filing entitled “Do Not Jeopardize Your Investment by Turning Over Control of Your Company to a Self-interested Hedge Fund”. The filing parties believe that Far East’s statements are designed to imply that election of the filing parties’ four nominees will disrupt the operations of Far East. In opposition to this mischaracterization, the filing parties have among other things, disclosed in the November 27 Letter the results of their independent contacts with China United Coal Bed Methane (“CUCBM”), Far East’s partner in China, which have confirmed that CUCBM is willing to work with Far East no matter the outcome of the proxy dispute, so long as it sees a true commitment to achieving commercial production.

Further, the filing parties have recently received reports from other stockholders that scare tactics have been used by management in meetings with them to solicit support for management’s nominees. The filing parties intend to provide further details of these reports, which were received too late to include in the November 27 Letter, in future filings.

Ruinous Financings. In terms of ruinous financings, the filing parties have previously described that management issued over 18 million shares of Common Stock on the eve of the record date for the annual meeting at a price that was near an historic low and which was approximately 34% below the issuance price of stock sold only two months earlier. Management did so without consulting all board members. Furthermore, certain of the filing parties have voiced their concerns over management’s prior dilutive financings as evidenced by the April 2005 letter to the Board attached to the November 27 Letter. The filing parties also refer the Staff to the discussion above with respect to the bulleted statements.

True Independence vs. the McElwrath Board Masquerade

4. Provide support for your statement that the board has been a rubber stamp for management failure. Amend your disclosure to provide the details of the board allowing Mr. McElwrath to propose a poison pill on two occasions in early 2005.

Response:

The filing parties respectfully submit that the November 27 Letter and the filing parties’ previous filings already contain numerous items of information in support of the referenced statement. The filing parties also refer the Staff to the discussion above with respect to Mr. McElwrath’s domination of the Board and lack of Board oversight. In addition, the filing parties will note the following additional items in future filings, in further support of their statement:

o	The current Board has voted with management’s recommendations in their entirety since the beginning of 2005. To the filing parties’ knowledge, there has not been a single vote against management’s policies during such time, with the exception of Mr. Whyte. This is despite the operational failures described in the filing parties’ Definitive Proxy Statement and other filed materials, and the poor performance of Far East’s stock price.

o	Nearly all of the agenda items for board meetings are proposed by Mr. McElwrath.

With respect to the proposal of a poison pill, the filing parties had not provided details of such proposals in order to avoid compromising the confidentiality of Board minutes. Hence, the filing

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parties urged stockholders to request that Far East disclose such minutes. The filing parties will provide additional information in future letters regarding the poison pill proposals, which were mentioned at Board meetings in March and April 2005.

5. Amend your filing to provide support for the statement that the board has “not provided the oversight and direction from the top to help resolve issues as they arise, which had hindered operational staff from fixing problems. This has resulted in unnecessary delays and compounded the harm these issues have caused the Company and its stockholders.”

Response:

The filing parties respectfully submit that they have already provided the requested support for the referenced statement in the November 27 Letter and in their previous filings. In particular, in the November 21 Letter, the filing parties detailed the delays Far East has experienced in its drilling and dewatering operations, which are contained in Far East’s press releases, including the following:

o	Since the end of 2004, Far East has changed the expected time for completion of its first horizontal well 3 times.
o	Since the end of 2004, Far East has changed the expected time for obtaining confirmation of commercial gas from any well no less than 6 times.
o	On August 10, 2005, Mr. McElwrath was quoted in a Far East press release as saying, “In the next month or two, at most, we should begin to get a read on the commercial potential of these wells”. Far East is still waiting for verification of commercial potential.
o	Costs for wells have been approximately 33% higher than initially budgeted.

There have been other delays and overruns, as detailed by the Company’s own press releases, which continue to be publicly available on the Company’s website. Mr. Whyte can also provide to the Staff supplementally on request notes of Board meetings at which various operational problems were addressed, including: an incorrect pump on the Company’s first well; a drill failure on the Company’s third well that led to only 1/3 of the target distance being drilled; and the loss of drill tools at a cost of $1 million to the Company. Although as the filing parties have stated in the November 27 Letter the Company is operating in a challenging environment, and some problems are bound to arise, in each case the filing parties believe that lack of oversight at Board level allowed problems to linger. For example, the filing parties believe that the failure to “case” the Company’s first well meant delays of approximately eight months, which could have been shortened to three months.

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How We Can Stop Financing Failure

6. Provide support for your statement that the real reason for the company’s raising additional funding in late 2005 was not disclosed to stockholders when it first came to light, was that the McElwrath Board had no confidence it could produce results on schedule.

Response:

The filing parties respectfully submit that the Staff’s request mischaracterizes the statements that they make in the November 27 Letter. The relevant text of the November 27 Letter states,

“When we made our initial investment in December 2004, the McElwrath Board told us that we could expect our funding to see the Company through an initial drill program and that the Company would need additional funding only in late 2005. Imagine our dismay when less than three months later the McElwrath Board announced its intention to raise more money! Although the McElwrath Board claimed that this was because the market was favorable, the real reason, which was not disclosed to stockholders when it first came to light, was that the McElwrath Board had no confidence it could produce results on schedule.”

The intent of this statement was not to imply that there were failures to disclose material information at the time of the fundraising when it actually occurred in late 2005, but rather to note that when management first broached a fundraising earlier in 2005, it did so because of operational problems and an unexpected need for more cash, not because of a favorable market. Support for this statement can be found in records and notes of Far East’s Board meetings and from discussions Mr. Whyte had with other Board members at the time, which Mr. Whyte can provide supplementally to the Staff upon request. Specifically, in the Company’s press releases during the relevant period of 2005 the reasons for and extent of operational delays are not mentioned, although the management did advise the Board of some of these delays. For example, in a Board meeting in April 2005, management indicated there would be a two-month delay due to contract issues with service companies and the breakdown of negotiations with lead project managers, all of which led to a delay in the drilling and therefore production of results. Only in later press releases did the Company publicly put back the time for “spudding” the first well and obtaining results. Mr. Whyte and Sofaer Capital raised strenuous objections to this conduct, as shown by the April 2005 letter from Sofaer, which was attached to the November 27 Letter. Sofaer can provide further relevant correspondence to the Staff supplementally upon request.

Closing Comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to the filing persons’ disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

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Response:

As requested by the Staff, the filing parties hereby acknowledge that:

o	the filing parties are responsible for the adequacy of the disclosure in the filings;
o	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
o	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We trust that you will find the foregoing responsive to the Staff’s comments. Please advise us if we can provide any further information or assistance to facilitate your review. If you have any further questions or comments, please direct your questions or comments to me at +44 (0) 20 7920 4009.

Sincerely,

/s/ Kristian E. Wiggert

Kristian Wiggert

cc: Tim Whyte, Sofaer Capital, Inc.

Eric Wing Cheong Leung

John Laurie Hunter

Mark Adam Parkin